Eilenberg & Krause LLP

11 East 44th Street

New York, New York 10017

Telephone: (212) 986-9700
Facsimile: (212) 986-2399

E-mail: MAIL@ezlaw.com

June 7, 2006

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Attention:	Mara L. Ransom, Special Counsel

Office of Mergers and Acquisitions

Re:	Pharmos Corporation (the “Company”)

PRE 14A

Filed on May 3, 2006

File # 0-11550

Dear Ms. Ransom:

I am writing to confirm our discussion Monday afternoon regarding your letter of June 2, 2006 to Dr. Haim Aviv, Chairman of the Company (the “Comment Letter”). I understand that we should direct all correspondence relating to this matter to you in the first instance, and that you will keep our regular examiner, Mr. Zafar Hasan of the Staff, informed of the status of the Company’s proxy filing.

Set forth below are the Company’s responses to the Comment Letter. For your convenience, we have replied by reference to the captions and comments in the Comment Letter.

As discussed, the Company contemplates filing later this week or early next week an amendment (“Amendment No. 1”) to the above-referenced Schedule 14A (the “Preliminary Proxy Statement”). Amendment No. 1 will revise the Preliminary Proxy Statement to reflect the Company’s decision to hold a special meeting solely for the purpose of obtaining approval of the issuance of shares in the Vela acquisition transaction. The other items that were presented in the Preliminary Proxy Statement – election of three members of the Company’s staggered Board and ratification of the selection of the Company’s independent auditors – will be deleted from Amendment No. 1, and instead will be voted upon at an annual meeting for which a separate proxy statement will be filed at a later date with the Commission.

We indicated in our letter of June 2, 2006 to Mr. Hasan (the “June 2 Letter”) that the Company initially scheduled a single meeting to obtain approval of the three agenda items, as set forth in the Preliminary Proxy Statement, as a matter of convenience, not of substance. The Company believes that the attempt, apparent from the preliminary proxy materials filed on May 25, 2006 of Mr. Lloyd I. Miller, III and his group, to turn the vote on issuance of the shares in the

Securities and Exchange Commission

June 7, 2006

Vela acquisition into a referendum on management, is contrary to the best interests of the Company and its shareholders. In light of the potential for shareholder confusion regarding the conflation of the two issues in Mr. Miller’s preliminary proxy materials, the Board of the Company has concluded that the best interests of the Company and its shareholders will be served by the dispassionate and careful consideration of the merits of the issuance of the shares in the Vela acquisition on a stand-alone basis, to be followed by an election of directors at a separately scheduled annual meeting. In this way, shareholders will be able to focus on strategic considerations behind the Vela acquisition without the distraction of the personality issues that surround a contested election of directors.

As the Company intends to point out in Amendment No. 1, if approved, the Vela acquisition, far from entrenching current management, will strengthen and diversify the Company’s current Board with the addition of three new directors designated by the sophisticated institutional investors who currently are the controlling shareholders of Vela.

The remainder of this letter addresses more specifically the points raised in the Comment Letter.

SCHEDULE 14A

1.

Based upon the Schedule 14A filed on May 25, 2006, it would appear that Mr. Lloyd I. Miller, III has informed you of his intention to solicit proxies against the issuance of shares in connection with the Vela Pharmaceuticals transaction and to nominate and support the election of three directors of his choice. Please revise your proxy materials to advise shareholders of this solicitation in opposition and ensure that you have provided the disclosure pursuant to Items 4(b) and 5(b) of Schedule 14A, assuming you intend to continue to pursue an election of directors at the meeting of shareholders. Please also tell us supplementally whether you have received timely notice of this or any other matter for consideration by shareholders under the company’s governing instruments or the applicable state law. Supplementally describe in detail any contacts or negotiations you are having or had with Mr. Miller.

Response: We are revising the Preliminary Proxy Statement, as mentioned above, so that the Schedule 14A will now cover only a special meeting seeking shareholder approval of the issuance of shares in the Vela acquisition transaction. Amendment No. 1 will disclose the fact of Mr. Miller’s solicitation in opposition. We are advising you supplementally that the Company has not to date received any other shareholder notice concerning the Vela transaction or any other matter for consideration. Finally, we also are advising you supplementally that Mr. Alan Rubino, the Company’s President and Chief Operating Officer met with Mr. Miller prior to the announcement of the Vela transaction, and spoke with him on several occasions following such announcement, but not after May 25, 2006, the date Mr. Miller filed his proxy materials. We will provide details of the meetings and those conversations to you on a supplemental basis and may also include such information in Amendment No. 1.

Securities and Exchange Commission

June 7, 2006

Form 8-K filed June 1, 2006

2.

We note that you have filed the article “Who is Lloyd Miller” as published in Globes. It is not clear, however, why this was not filed as Soliciting Material pursuant to Rule 14a-12. Please advise or revise to file it as such, and ensure that it includes (i) summarized information regarding the Participants ( as defined in Instruction 3 to Item 4 of Schedule 14A) or a prominent legend advising security holders where that information may be obtained and (ii) a prominent legend in clear, plain language (a) advising security holders to read the proxy statement when it is available, (b) explaining to security holders that information may be obtained from a proxy statement, and any other documents from the Commission’s web site, and (c) describing which documents are available for free from the Participants. In future communications, please ensure that you fully comply with Rule 14a-12.

Response: The Company filed today an amendment to the Form 8-K originally filed on June 1, 2006 to designate the article “Who is Lloyd Miller” as Soliciting Material pursuant to Rule 14a-12. The amended Form 8-K includes the additional required disclosures referred to above in Comment #2.

*        *        *

At the time that the Company files Amendment No. 1, the Company will also file as Correspondence a statement from the Company acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me or Ted Chastain at my office at 212-986-9700 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours,

Adam D. Eilenberg

cc:	Zafar Hasan, Esq., Securities and Exchange Commission
Pharmos Corporation